                                    EXHIBIT A
                                    ---------

     Mr. Unterman is the President, a director and controlling shareholder of GBU Inc. ("GBU"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 (the "Advisers Act"). GBU is the sole general partner of Oak Tree Partners, L.P. ("Oak Tree").

         As of March 31, 2001, Oak Tree owned an aggregate of (a) 150,000 shares of the Common Stock of WinStar Communications, Inc. (the "Company"), and (b) 453 shares of the Company's 6% Series A Cumulative Convertible Stock of the Company (the "Series A Preferred Stock).

         Each share of Series A Preferred Stock is convertible into the Common Stock of the Company at a conversion rate of 1.4997 shares of the Common Stock for each share of Series A Preferred Stock.

         Mr. Unterman is also the President, director and majority shareholder of GEM Capital Management, Inc. ("GEM Capital"), an investment adviser registered under the Advisers Act. GEM Capital is an investment adviser for various managed accounts over which it has investment discretion. As of March 31, 2001, GEM Capital"s managed accounts owned (a) 77,726 shares of the Common Stock of the Company, (b) 4,784 shares of the Series A Preferred Stock, and (c) 117,160 shares of the Company"s 7% Series D Senior Cumulative Convertible Preferred Stock (the "Series D Preferred Stock"). Each share of Series D Preferred Stock is convertible into the Common Stock of the Company at a conversion rate of 1.5119 shares of the Common Stock for each share of Series D Preferred Stock.

         Pursuant to Regulation 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Regulation"), GEM Capital is deemed to be the beneficial owner of the shares of Common Stock, Series A Preferred Stock and Series D Preferred Stock owned by the accounts for which GEM Capital acts as investment adviser and is deemed to be the beneficial owner of the shares of Common Stock which it has the right to acquire upon conversion of the Series A Preferred Stock and the Series D Preferred Stock. GEM Capital is deemed to be the beneficial owner of 262,035 shares or .28% of the Common Stock.

         The 433,189 shares of the Company deemed to be beneficially owned by Gerald B. Unterman include (a) 11,250 shares owned by a family trust of which his wife is a trustee, (b) 6,000 shares owned by his wife and (c ) 3,225 shares owned by his wife for the benefit of their daughter.

          GBU and GEM Capital are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 and they are not otherwise required to attribute to each other the beneficial ownership of securities deemed to be beneficially owned by the other corporation under the Securities Exchange Act.